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                             August 31, 2023

       Alexander Lynch
       Partner
       Weil, Gotshal & Manges LLP
       767 5th Avenue
       New York, NY 10153

                                                        Re: Allego N.V.
                                                            Schedule TO-I filed
August 25, 2023
                                                            File No. 005-93922
                                                            Form F-4 filed
August 25, 2023
                                                            File No. 333-274205

       Dear Alexander Lynch:

              We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your registration statement on Form F-
       4.

       Schedule TO-I filed August 25, 2023

       Conditions to the Offer and Consent Solicitation, page 13

   1.                                                   You have included a
condition that will be triggered by    any general suspension of, or
                                                        limitation on prices
for, trading in securities in U.S. or Dutch securities or financial
                                                        markets.    Please
revise to explain what would be considered a "limitation on prices for
                                                        ... securities in U.S.
or Dutch securities or financial markets."
   2. We note the following statement in this section: "The foregoing conditions are solely for our benefit, and we may
assert one or more of the conditions regardless of the
                                                        circumstances giving
rise to any such conditions." All offer conditions must be objective and outside the control
of the offeror to avoid implicating Regulation 14E's prohibition on
 Alexander Lynch
FirstName LastNameAlexander
Weil, Gotshal & Manges LLP Lynch
Comapany
August 31, NameWeil,
           2023       Gotshal & Manges LLP
August
Page 2 31, 2023 Page 2
FirstName LastName
         illusory offers. Revise the quoted language to avoid the impression that actions or inaction by the offeror can implicate an offer condition.
3.       Refer to the following statement:    [t]he failure by us at any time
to exercise any of the
         foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time
         prior to the Expiration Date.    If an event occurs that implicates an
offer condition,
         bidders must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect,
         reserving the right to waive a condition    at any time and from time
to time    is inconsistent
         with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise.
4. We note the following statement: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this statement to include a qualifier indicating that warrant holders are not foreclosed from challenging the Company's determination in a court of competent jurisdiction. In addition, refer to our comment above.
Background and Purpose of the Offer and Consent Solicitation, page 19

5.       We note your disclosure that the purpose of the Offer is to simplify our capital structure
         and reduce the potentially dilutive impact of the Warrants,    which
will provide    more
         flexibility for financing [y]our operations in the future.    Revise
to state with greater
         specificity why the Offer will provide more financing flexibility for the Company. Refer to Item 1006(a) of Regulation M-A.
Fees and Expenses, page 22

6. Please disclose the itemized fees and expenses incurred in making the Offer. Refer to
         Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.
Selling Restrictions, page 24

7. In your response letter, please explain why what appear to be limitations on participation in this Offer are consistent with the all holders requirements of Rule 13e-4(f)(8)(i). Please advise or revise.
General

8. We note that this is an Offer to exchange Ordinary Shares for all outstanding Warrants. In your response letter, please explain why you have not filed a Schedule 13E-3 in connection with this offer. To the extent you seek to rely on an exemption such as Rule
         13e-3(g)(2), please outline the facts that you believe support your reliance.
9. Since this exchange offer commenced upon filing of the registration statement, the
         statement that the prospectus is    preliminary    and    subject to
completion    is inapplicable.
 Alexander Lynch
Weil, Gotshal & Manges LLP
August 31, 2023
Page 3
         Please delete.
10. Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.
11. Disclose that tendered Warrants may be withdrawn at any time after 40 business days after commencement of the Offer, if not yet accepted for payment. See Rule 13e-4(f)(2).
12. The safe harbor for forward-looking statements provided in the Private Securities
         Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please revise accordingly.
13.      We note your disclosure on page 42 that    Allego has agreed that any
action, proceeding or
         claim against it arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New
         York or the United States District Court for the Southern District of New York, and
         Allego has irrevocably submitted to such jurisdiction, which will be the exclusive forum
         for any such action, proceeding or claim.    However, your disclosure
on page 51 indicates
         that    it may not be possible for shareholders to effect service of process within the United
         States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions
         of the federal securities laws of the United States.    Given this
apparent discrepancy,
         please revise or advise.
14.      We note your disclosure that    [w]e reserve the right to redeem any
of the Warrants, as
         applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the conversion of all outstanding Warrants to Ordinary Shares as provided in
         the Warrant Amendment.    Please provide a legal analysis regarding
how Warrants may
         be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at (202) 551-8573 or Tina Chalk at (202) 551-
3263.



FirstName LastNameAlexander Lynch                              Sincerely,
Comapany NameWeil, Gotshal & Manges LLP
                                                               Division of
Corporation Finance
August 31, 2023 Page 3                                         Office of
Mergers & Acquisitions
FirstName LastName